UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

14005363

DIVISION OF
CORPORATION FINANCE

Received SEC

FEB 10 2014

Washington, DC 20549

No Act
PE 12/13/13

February 10, 2014

Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
shareholderproposals@gibsondunn.com

Act: 1934
Section: 14a-8 (DVS)
Rule:
Public
Availability: 2-10-14

Re: Moody's Corporation
Incoming letter dated December 13, 2013

Dear Mr. Mueller:

This is in response to your letter dated December 13, 2013 concerning the shareholder proposal submitted to Moody's by the Calvert Social Index Fund and the Calvert VP S&P 500 Index Portfolio. We also have received a letter from the proponent dated January 27, 2014. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: Ivy Wafford Duke
Calvert Investment Management, Inc.
ivy.duke@calvert.com

February 10, 2014

**Response of the Office of Chief Counsel**
**<u>Division of Corporation Finance</u>**

Re: Moody's Corporation
Incoming letter dated December 13, 2013

The proposal requests that the board report to shareholders on the company's assessment of the feasibility and relevance of incorporating "ESG risk assessments" qualitatively and quantitatively into all credit rating methodologies conducted by the company.

There appears to be some basis for your view that Moody's may exclude the proposal under rule 14a-8(i)(3), as vague and indefinite. We note in particular your view that, in applying this particular proposal to Moody's, neither shareholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. Accordingly, we will not recommend enforcement action to the Commission if Moody's omits the proposal from its proxy materials in reliance on rule 14a-8(i)(3). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Moody's relies.

Sincerely,

Norman von Holtzendorff
Attorney-Advisor

## DIVISION OF CORPORATION FINANCE
## INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Calvert
INVESTMENTS

4550 Montgomery Avenue, Bethesda, MD 20814
301.951.4800 / www.calvert.com

January 27, 2014

Via E-mail: shareholder proposals@sec.gov
Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Response to No-Action Request by Moody's Corporation

Ladies and Gentlemen:

Pursuant to Rule 14a-8 of the Securities Exchange Act of 1934, Calvert Social Index Fund and Calvert VP S&P 500 Index Portfolio (the "Funds" or "Calvert") submitted a shareholder proposal ("Proposal") to Moody's Corporation ("Moody's" or the "Company")[1] on November 4, 2013, requesting the Board of Directors of the Company to issue a sustainability report to shareholders, at reasonable cost, and omitting proprietary information. Specifically, the Proposal requests the Board of Directors report to shareholders, at reasonable cost and omitting proprietary information, Moody's assessment of the feasibility and relevance of incorporating ESG risk assessments qualitatively and quantitatively into all credit rating methodologies conducted by Moody's in a uniform, consistent manner across all firms, sectors, and geographies so that institutional investors can compare and contrast forward-looking credit rating analyses.

On December 13, 2013, Moody's wrote the Securities and Exchange Commission Division of Corporation Finance (the "Staff"), seeking assurance that it will not recommend enforcement action if Moody's excludes the Proposal from the Company's 2014 proxy materials. Moody's submits various arguments for the exclusion of the Proposal, those being: (1) the Proposal exceeds 500 words; (2) the Proposal is vague and indefinite so as to be inherently misleading, and (3) the Proposal deals with matters related to the company's ordinary business operations. Calvert disagrees with all three challenges.

[1] The Calvert Social Index Fund is a series of Calvert Social Index Series, Inc. and the Calvert VP S&P 500 Index Portfolio is a series of Calvert Variable Products, Inc., both registered investment companies under the Investment Company Act of 1940. They are part of the family of Calvert Funds sponsored by Calvert Investments, Inc., which is a leading investment management company using sustainability as a platform to create value for investors. Serving financial advisors and their clients, retirement plans and insurance carriers, and institutional investors, the company offers a broad array of equity, bond, and asset allocation strategies, featuring integrated ESG research and corporate engagement. The Calvert Funds in the aggregate represent approximately $12.4 billion in assets.

In response, Calvert respectfully submits that each of Moody's arguments is an inaccurate portrayal of the Proposal, and should not result in the omission of the Proposal from the proxy materials. In particular, as discussed in further detail below, Calvert asserts the following: (1) a Revised Proposal that complies with the Rule 14a-8(d) 500-word limit was submitted to Moody's; (2) the Proposal is not vague and indefinite as Calvert is making a very clear request that the Board report to investors on the Company's assessment of the feasibility and relevance of incorporating ESG risk assessments qualitatively and quantitatively into its credit rating methodologies; and (3) the Proposal is not subject to the ordinary business exclusion as it presents a significant social policy issue. Accordingly, the Proposal does not qualify for any of the cited exclusions under the Proxy Rules and must be included in Moody's 2014 Proxy Materials.

*Moody's argues that the Proposal may be excluded under Rule 14a-8(d) and Rule 14a-8(f)(1) because the Proposal exceeds 500 words.*

Calvert disagrees with Moody's that the initial proposal exceeded the word count. Calvert included a title to the document - "*Calvert Asset Management's resolution to disclose the company's social, environmental, and* government *performance*", but the title should not be counted in the Initial Proposal because it was not part of the proposal. Rather it was used to help clearly identify the Proposal. If the title is removed from the Initial Proposal, the word count is decreased by 13 words. Regardless, Calvert resubmitted a revised proposal (the "Revised Proposal") as a demonstration of good faith supporting the proxy process and in support of our commitment to engage with Moody's as an investor. The word count for the Revised Proposal is 442 words excluding numbers and abbreviations. The Revised Proposal was delivered with proof of delivery to Moody's on December 23, 2013. (See attached correspondence).

*Moody's argues that the Proposal may be excluded under Rule 14a-8(i)(3) because the Proposal is impermissibly vague and indefinite so as to be inherently misleading.*

Moody's argues that the Proposal may be excluded under Rule 14a-8(i)(3) because it is impermissibly vague and indefinite so as to be inherently misleading. Specifically, Moody's argued that "ESG" is a vague term. To be clear, ESG is commonly known as the acronym for "Environmental, Social and Governance". What is ironic is that Moody's has a well-defined track record of using ESG numerous times as a specific term to mean "environmental, social, and governance" in their own corporate communications, presentations, credit analyses, and reports. For example, Moody's used the term ESG multiple times in their report "Global Mining Industry: Water Scarcity to Raise Capex and Operating Costs, Heighten Operational Risks" (February 13, 2013).

Moody's repeatedly uses the term ESG in numerous pieces of correspondence, at public events, and in public statements, such as those captured below.

> *Today, asset managers are thinking about integrating ESG into all asset classes," said Henry Schilling, SVP, Moody's Corporation. "Increasingly, academic studies are validating the notion that high adopters of ESG considerations as a risk mitigant, or to enhance performance, translates into improved results,"... "To the extent that they can*

*integrate those factors and produce better performance results, they think that there's value to that.* (Source: http://www.studentreporter.org/2013/11/how-big-banks-started-taking-doing-good-seriously/)

*Moody's hosted an event in NY December 2012 titled "Fresh thinking: investors and driving ESG performance in emerging markets." (referring to environmental, social, governance). This event was opened by Jody Rasch, Senior Vice President, Social Performance Group, Moody's.* (Source: http://www.emergingmarketsesg.net/esg/2012/12/09/eiris-event-%E2%80%93-fresh-thinking-investors-and-driving-esg-performance-in-emerging-markets-new-york-ny-usa-%E2%80%93-december-10-2012/ and http://library.constantcontact.com/download/get/file/1101831724861-310/Agenda+Emerging+Markets+Event+New+York+10+December.pdf

Most ironic is the fact that Moody's has used the term ESG itself in specific reference to Calvert:

*Henry Shilling, SVP, Moody's Corporation, said that "we see a dearth" of fixed income funds that incorporate ESG. According to his firm's research, which it conducted in partnership with Mercer, only 23 such funds are offered today in the U.S., and 72 percent of them follow an exclusionary policy. The vast majority are offered by PIMCO and Calvert.* (Source: http://www.responsible-investor.com/images/uploads/reports/RI_Americas_2013_Report.pdf)

Again, Calvert asserts that the term ESG is a commonly known acronym, so that its use in the Proposal was not vague. In support of this, please note that the following institutions regularly use the term ESG:

- United Nations Principles of Responsible Investing
- International Organization of Securities Commissions (IOSCO)
- American Bar Association
- Wall Street Journal
- National Investor Relations Institute
- Financial Times
- CFA Institute: Uses the acronym ESG in 300+ institutional investor industry guidance documents, webinars, and teaching tools on their website using the phrase "ESG" as common vernacular. In fact, by reviewing these ESG documents, CFA charter holders received continuing education credit.
- Global Association of Risk Professionals: Uses the acronym ESG in over 15 institutional investor industry guidance documents.
- Chartered Alternative Investment Analyst Association
- American Institute of CPAs
- American Banking Association
- Bloomberg terminal: The key function ESG is used to obtain "environment, social, governance" data globally.
- ThomsonReuters Eikon terminal: Thomson Reuters offers comprehensive ESG database using the acronym ESG containing information on 4,000+ global companies and over

500+ data points, including all exclusion (ethical screening) criteria and all aspects of sustainability performance.

- FactSet terminal: Has data available using the acronym ESG.
- International Corporate Governance Framework
- Mercer
- MSCI
- Sustainable Accounting Standards Board

Moreover, several of Moody's clientele apply ESG in their investment strategies. The ten largest asset managers in the United States in 2012, according to Towers Watson, with $16.6 trillion in assets under management, all apply ESG to their investment analysis. See Table 1.

Table 1: Ten Largest Asset Managers in the USA in 2012 Apply ESG

| | Ten Largest Asset Managers in USA 2012 (Towers Watson) | 2012 AUM | Uses ESG Acronym in Their Analysis? |
|---|---|---|---|
| #1 | BlackRock | $3,791,588,000,000 | Yes |
| #2 | Vanguard Group | $2,215,216,000,000 | Yes |
| #3 | State Street Global Advisors | $2,086,200,000,000 | Yes |
| #4 | Fidelity Investments | $1,888,296,000,000 | Yes |
| #5 | J.P. Morgan Chase | $1,431,165,000,000 | Yes |
| #6 | Bank of New York Mellon | $1,385,863,000,000 | Yes |
| #7 | Capital Group | $1,147,411,000,000 | Yes |
| #8 | Prudential Financial | $1,060,250,000,000 | Yes |
| #9 | Goldman Sachs Group | $854,000,000,000 | Yes |
| #10 | Franklin Templeton | $781,769,000,000 | Yes |
| | | $16,641,758,000,000 | |

Therefore, we are confident that Moody's is not only being disingenuous in claiming not to know what Calvert means by the term ESG, but that the Staff itself will acknowledge that the term is widely used and widely understood by major market players and investors so that Calvert's use of the term ESG is not vague or misleading.

*Moody's argues that the Proposal may be excluded under Rule 14a-8(i)(7) because the Proposal deals with matters related to the company's ordinary business operations.*

In response, Calvert first submits that many of Moody's competitors have been engaged in applying ESG criteria to their credit analyses since 2008. See Table 2.

**Table 2: Moody's Competitors Applying ESG Analysis**

| Credit Rating Agency | ESG as acronym and factor in their credit analysis reports | Since | Source |
|---|---|---|---|
| Standard and Poors | Yes | Since 2008 | Research reports by the company |
| Fitch | Yes | Since 2008 | Research reports by the company |

| | | | |
|---|---|---|---|
| Morningstar Credit Ratings, LLC. | Yes | Since 2011 | Research reports by the company |
| Moodys | Yes | Since 2013 | Research reports by the company |

Nonetheless, Calvert asserts that ESG issues are significant policy issues that can have a material effect on a going concern. As institutional investors with close to $16 million invested in Moody's, we believe that our concerns regarding ESG relevance to Moody's credit rating methodologies are material and relevant. Specific ESG factors can affect a company's performance. Fixed income investments offered by firms can be significantly affected by water or climate change issues, or governance issues, which in turns go directly to the company.

In fact, Moody's itself acknowledges that ESG factors are material as described in their report "Global Mining Industry: Water Scarcity to Raise Capex and Operating Costs, Heighten Operational Risks". Further, Moody's is on the Expert Advisors Council to the Global Initiative for Sustainability Ratings ("GISR") "Sustainability Ratings Standard Component 1: Principles" (Source: https://www.db.com/cr/en/docs/gisr-component1-principles-16dec13.pdf).

Thus, Calvert submits that the Proposal presents a significant social policy issue that does not qualify for an exemption under the Proxy Rules.

* * *

*In looking at the totality of Moody's challenge, it is clear that there is no basis under Rule 14a-8 to exclude the Proposal from the 2014 Proxy Materials. The Proposal was appropriately succinct, and clearly set forth the request for a sustainability report on a significant social policy issue. Accordingly, Moody's should not be permitted to exclude the Proposal from its Proxy Materials.*

Please feel free to contact me at 301-951-4858, or via email at ivy.duke@calvert.com, to further discuss the arguments proffered herein.

Truly yours,

/s/ Ivy Wafford Duke

Ivy Wafford Duke, Esq.
Assistant Secretary, Calvert Social Index Series, Inc. and Calvert Variable Products, Inc.
Assistant Vice President and Deputy General Counsel, Calvert Investment Management, Inc.

Enclosure

cc: Elizabeth McCarroll, Assistant General Counsel, Moody's Corporation
Stu Dalheim, VP, Shareholder Advocacy, Calvert Investment Management, Inc.

## APPENDIX: INITIAL PROPOSAL

Calvert Asset Management's resolution to disclose the company's social, environmental and government performance:

WHEREAS: The U.S. Securities and Exchange Commission (SEC) registers Moody's Corporation as a Nationally Recognized Statistical Rating Organization (NRSRO) which permits other financial institutions and relevant stakeholders to refer to Moody's Corporation's analyses for certain regulatory purposes given Moody's Corporation's role assessing the creditworthiness of an obligor as an entity or with respect to specific securities or money market instruments. Moody's Corporation, in these assessments, determines the qualitative and quantitative creditworthiness' materiality on a variety of metrics, including evidence for and understanding the role of off-balance sheet metrics. Given that:

- The SEC considers climate change risks material;
- The Intergovernmental Panel on Climate Change and the International Energy Agency have stated that, in order to achieve the international goal of limiting global warming to 2°C, the world will need to live within a set carbon budget financed through capital markets;
- As indicated by the more than 1200 signatory members of the Principles for Responsible Investment, including financial services industry ratings agencies, and others such as MSCI and Morningstar, representing over $35 trillion in assets under management, institutional investors are concerned about the qualitative and quantitative materiality of ESG considerations in evaluating and comparing risk across the credit markets; and
- S&P, Moody's Corporation competitor, recently updated its overall credit rating methodologies for assessing management and governance credit factors to now qualitatively and quantitatively incorporate systematic approaches to including ESG risks incorporated into traditional governance factors;

Furthermore, in a recent Institutional Investors Group on Climate Change survey, asset managers who manage greater than USD $14 trillion stated that 69% considered climate change a material risk that influenced their selection decisions. CDP (formerly Carbon Disclosure Project) supports 722 institutional investors holding US$ 87 trillion in assets in revealing the climate risk in their investment portfolios. Finally, sovereigns globally are incorporated green credit guidelines into their required procedures with the China Banking Regulatory Commission now requiring lending in China to follow green credit guidelines.

BE IT RESOLVED: Shareholders request that the Board of Directors report to shareholders, at reasonable cost and omitting proprietary information, Moody's Corporation, Inc.'s assessment of the feasibility and relevance of incorporating ESG risk assessments qualitatively and quantitatively into all credit rating methodologies conducted by Moody's Corporation in a uniform, consistent manner across all firms, sectors, and geographies so that institutional investors can compare and contrast forward-looking credit rating analyses.

Supporting Statement:

Moody's Corporation should demonstrate its market and ethical leadership by incorporating ESG risk assessments qualitatively and quantitatively into all credit rating methodologies conducted by Moody's Corporation. Such assessments should be done in a uniform, consistent manner across all firms, sectors, and geographies so that institutional investors can compare and contrast forward-looking credit rating analyses to improve their valuations of an obligor as an entity or with respect to specific securities or money market instruments.

## APPENDIX: REVISED PROPOSAL

WHEREAS: The U. S. Securities and Exchange Commission registers Moody's Corporation as a Nationally Recognized Statistical Rating Organization which permits other financial institutions to refer to Moody's Corporation's analyses for certain regulatory purposes given Moody's Corporation's role assessing the creditworthiness of an obligor as an entity or with respect to specific securities or money market instruments.

Moody's Corporation has been granted a responsibility to determine the qualitative and quantitative creditworthiness and materiality on a variety of metrics including evidence for and understanding the role of off-balance sheet metrics.

Given that:

- The U. S. Securities and Exchange Commission considers climate change risks material;
- The Intergovernmental Panel on Climate Change and the International Energy Agency have stated that, in order to achieve the international goal of limiting global warming to 2 degrees Celsius, the world will must live within a set carbon budget financed through capital markets;
- 1200 signatory members of the Principles for Responsible Investment, including financial services industry ratings agencies, MSCI, and Morningstar, holding $35 trillion in assets, evaluate and compare risk across credit markets using material, qualitative and quantitative environment, social and governance criteria; and
- S&P's overall credit rating methodologies now include qualitative and quantitative environment, social and governance criteria systematically incorporated into their credit analyses.

Furthermore, in a recent Institutional Investors Group on Climate Change survey, asset managers holding $14 trillion in assets stated that 69 percent considered climate change a material risk that influenced their selection decisions. 722 institutional investors holding $87 trillion in assets apply CDP (formerly Carbon Disclosure Project) data to analyze climate risk in their investment portfolios. Finally, sovereigns globally are incorporated green credit guidelines into their required procedures with the China Banking Regulatory Commission now requiring lending in China to follow green credit guidelines.

RESOLVED: Shareholders request that Moody's Board of Directors report to shareholders by September 2014, at reasonable cost and omitting proprietary information, an assessment of the feasibility and relevance of incorporating environment, social and governance risk assessments qualitatively and quantitatively into all credit rating methodologies conducted by Moody's Corporation in a uniform, consistent manner across all firms, sectors, and geographies so that institutional investors can compare and contrast forward-looking credit rating analyses.

SUPPORTING STATEMENT: Moody's Corporation should demonstrate its market and ethical leadership by incorporating environment, social and governance risk assessments qualitatively and quantitatively into all credit rating methodologies conducted by Moody's Corporation. Such assessments should be done in a uniform, consistent manner across all firms, sectors, and geographies so that institutional investors can compare and contrast forward looking credit rating analyses to improve their valuations of an obligor as an entity or with respect to specific securities or money market instruments.

# GIBSON DUNN

Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Ronald O. Mueller
Direct +1 202.955.8671
Fax: +1 202.530.9569
RMueller@gibsondunn.com

Client 63852-00013

December 13, 2013

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Moody's Corporation*
*Stockholder Proposal of the Calvert Social Index Fund*
*and the Calvert VP S&P 500 Index Portfolio*
*Securities Exchange Act of 1934—Rule 14a-8*

Ladies and Gentlemen:

This letter is to inform you that our client, Moody's Corporation (the "Company"), intends to omit from its proxy statement and form of proxy for its 2014 Annual Meeting of Stockholders (collectively, the "2014 Proxy Materials") a stockholder proposal (the "Proposal") and statement in support thereof (the "Supporting Statement") received from the Calvert Social Index Fund and the Calvert VP S&P 500 Index Portfolio (the "Proponents").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2014 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponents.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that stockholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponents that if the Proponents elect to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

**BACKGROUND**

The Proposal states:

> Shareholders request that the Board of Directors report to shareholders, at reasonable cost and omitting proprietary information, Moody's Corporation, Inc.'s assessment of the feasibility and relevance of incorporating ESG risk assessments qualitatively and quantitatively into all credit rating methodologies conducted by Moody's Corporation in a uniform, consistent manner across all firms, sectors, and geographies so that institutional investors can compare and contrast forward-looking credit rating analyses.

A copy of the Proposal and the Supporting Statement, as well as related correspondence from the Proponents, is attached to this letter as Exhibit A.

The Company received the Proposal on November 5, 2013. The Company determined that the Proposal contained procedural deficiencies, including exceeding the 500-word limit applicable to stockholder proposals. Accordingly, the Company sent via United Parcel Service a deficiency notice to the Proponents notifying the Proponents of the requirements of Rule 14a-8 and how to cure the procedural deficiencies (the "Deficiency Notice"). The Company sent the Deficiency Notice on November 14, 2013, which was within 14 calendar days of the Company's receipt of the Proposal. A copy of the Deficiency Notice is attached hereto as Exhibit B. United Parcel Service records confirm that the Deficiency Notice was delivered on November 15, 2013. *See* Exhibit C.

Ivy Wafford Duke of Calvert Investment Management, Inc. responded to the Deficiency Notice on behalf of the Proponents with a letter dated November 25, 2013 (the "Response"). The Response addressed some of the deficiencies identified in the Deficiency Notice, but the Response did not contain any revisions to the Proposal to bring the Proposal within the 500-word limit. A copy of the Response is attached hereto as Exhibit D. The 14-day deadline to respond to the Deficiency Notice expired on November 29, 2013, and the Company has not received any other correspondence from the Proponents addressing the word count deficiency.

**BASES FOR EXCLUSION**

We hereby respectfully request that the Staff concur in our view that the Proposal may properly be excluded from the 2014 Proxy Materials pursuant to:

- Rule 14a-8(d) and Rule 14a-8(f)(1) because the Proposal exceeds 500 words;

- Rule 14a-8(i)(3) because the Proposal is impermissibly vague and indefinite so as to be inherently misleading; and

- Rule 14a-8(i)(7) because the Proposal deals with matters related to the Company's ordinary business operations.

## ANALYSIS

### I. The Proposal May Be Excluded Under Rule 14a-8(d) And Rule 14a-8(f)(1) Because The Proposal Exceeds 500 Words.

The Company may exclude the Proposal pursuant to Rule 14a-8(f)(1) because the Proposal violates the 500-word limitation imposed by Rule 14a-8(d). Rule 14a-8(d) provides that a proposal, including any supporting statement, may not exceed 500 words. The Staff has explained that "[a]ny statements that are, in effect, arguments in support of the proposal constitute part of the supporting statement." Staff Legal Bulletin No. 14 (July 13, 2001).

On numerous occasions the Staff has concurred that a company may exclude a stockholder proposal under Rules 14a-8(d) and 14a-8(f)(1) because the proposal exceeds 500 words. *See, e.g., Amoco Corp.* (avail. Jan. 22, 1997) (permitting the exclusion of a proposal under the predecessors to Rules 14a-8(d) and 14a-8(f)(1) where the company argued that the proposal included 503 words and the proponent stated that it included 501 words). *See also Pool Corp.* (avail. Feb. 17, 2009); *Procter & Gamble Co.* (avail. July 29, 2008); *Amgen, Inc.* (avail. Jan. 12, 2004) (in each instance concurring in the exclusion of a proposal under Rules 14a-8(d) and 14a-8(f)(1) where the company argued that the proposal contained more than 500 words).

Consistent with the precedent discussed above, the Proposal may be excluded from the 2014 Proxy Materials because it exceeds the 500-word limitation in Rule 14a-8(d). Specifically, the Proposal contains 507 words. In arriving at this calculation:

- We counted the introductory sentence reading, "Calvert Asset Management's resolution to disclose the company's social, environmental, and government performance," consistent with Staff Legal Bulletin No. 14, as this language is not merely a heading or title but instead substantively describes the Proposal. However, we have not counted the words "Supporting statement."

- We have counted each symbol (dollar or percent sign) as a separate word, consistent with *Intel Corp.* (avail. Mar. 8, 2010) (stating that, in determining that the proposal appears to exceed the 500-word limitation, "we have counted each percent symbol and dollar sign as a separate word").

- We have counted acronyms (such as "ESG" and "USD") as multiple words where those acronyms have not been defined in the Proposal. Because each letter in an acronym is simply a substitute for a word (or in the case of the "D" in "USD," a substitute for a symbol), to conclude otherwise would permit proponents to evade the clear limits of Rule 14a-8(d) by using acronyms rather than words. In addition, we have not distinguished between "US," "U.S." or "ESG." While we are aware that proponents have in the past argued that "US" should be treated as one word, we believe that is an arbitrary distinction based on a mistaken assumption that familiarity of an acronym is relevant as to whether it represents one or multiple words. Regardless of whether presented as "US" or as "U.S.," this acronym is universally understood as referring to the United States, a term that is two words. We recognize that there may be proper names that originally represented acronyms but that are now presented as a proper name, such as "IBM" or "radar," but here, as shown by the interchangeable use of punctuation, the term is understood to mean "United States," which constitutes two words.

- We have treated hyphenated terms as multiple words. *See Minnesota Mining & Manufacturing Co.* (avail. Feb. 27, 2000) (concurring with the exclusion of a stockholder proposal under Rules 14a-8(d) and 14a-8(f)(1) where the proposal contained 504 words, but would have contained 498 words if hyphenated words and words separated by "/" were counted as one word). We are aware that some have argued that, as with acronyms, hyphenated terms should be counted as single words if they appear in the dictionary. Again, we believe that this is an arbitrary and, in the day of proliferating web-based dictionaries, unreliable approach. Importantly, a dictionary is not intended or designed to count words; it is intended to provide definitions. Thus, the fact that a term appears in a dictionary does not determine whether it constitutes multiple or a single word. For example, the term "bricks-and-mortar" is by any reasonable view three words, although that phrase appears in some dictionaries.

- We have counted each digit in a number as a word, consistent with *Aetna Life & Casualty Co.* (avail. Jan. 18, 1995). In that precedent, the Staff concurred in the exclusion of a proposal under the predecessors to Rules 14a-8(d) and 14a-8(f)(1) where the company argued that each numeric entry in a proposal should be counted in applying the 500-word limitation. To conclude otherwise, the company argued, would permit the proponent "to evade the clear limits of the rule by using numbers rather than words" because "the use of numbers is simply a substitute for the use of words." As the company noted, "[w]hether one writes out the words 'one dollar eighty-two' (four words) or '$1.82', the same message is presented to the reader." Moreover, digits are equivalents to symbols and accordingly each represent a word.

Based on the foregoing analysis and precedent, we request that the Staff concur that the Company may exclude the Proposal under Rule 14a-8(d) and Rule 14a-8(f)(1).

**II. The Proposal May Be Excluded Under Rule 14a-8(i)(3) Because It Is Impermissibly Vague And Indefinite So As To Be Inherently Misleading.**

Rule 14a-8(i)(3) permits the exclusion of a stockholder proposal if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. The Staff consistently has taken the position that a stockholder proposal is excludable under Rule 14a-8(i)(3) as vague and indefinite if "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (Sept. 15, 2004) ("SLB 14B"). *See also Dyer v. SEC*, 287 F.2d 773, 781 (8th Cir. 1961) ("[I]t appears to us that the proposal, as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the board of directors or the stockholders at large to comprehend precisely what the proposal would entail."); *Capital One Financial Corp.* (avail. Feb. 7, 2003) (concurring with the exclusion of a proposal under Rule 14a-8(i)(3) where the company argued that its stockholders "would not know with any certainty what they are voting either for or against"); *Fuqua Industries, Inc.* (avail. Mar. 12, 1991) (concurring with the exclusion under Rule 14a-8(i)(3) where a company and its stockholders might interpret the proposal differently, such that "any action ultimately taken by the [c]ompany upon implementation [of the proposal] could be significantly different from the actions envisioned by shareholders voting on the proposal").

The Staff has concurred that a proposal using an undefined term can be excluded under Rule 14a-8(i)(3) where the undefined term is a central aspect of the proposal. For example, in *Dell Inc.* (avail. Mar. 30, 2012), the Staff concurred in the exclusion of a proposal that would allow stockholders who satisfy the "SEC Rule 14a-8(b) eligibility requirements" to include board nominations in the company's proxy, noting that the quoted language represented a central aspect of the proposal and that many stockholders "may not be familiar with the requirements and would not be able to determine the requirements based on the language of the proposal." Similarly, in *McKesson Corp.* (avail. Apr. 17, 2013), the company argued that a proposal urging the board of directors to adopt a policy that the board's chairman be an independent director according to the definition set forth in the New York Stock Exchange listing standards could be excluded from the company's proxy materials as vague and indefinite. As the Staff explained:

> [T]he proposal refers to the "New York Stock Exchange listing standards" for the definition of an "independent director" but does not provide information about what this definition means. In our view, this definition is a central aspect of the proposal. As we indicated in Staff Legal Bulletin No. 14G (Oct. 16, 2012), we believe that a proposal would be subject to exclusion under rule 14a-8(i)(3) if neither the shareholders voting on the proposal, nor the company

> in implementing the proposal (if adopted), would be able to determine with reasonable certainty exactly what actions or measures the proposal requires. In evaluating whether a proposal may be excluded on this basis, we consider only the information contained in the proposal and supporting statement and determine whether, based on that information, shareholders and the company can determine what actions the proposal seeks. Accordingly, because the proposal does not provide information about what the New York Stock Exchange's definition of "independent director" means, we believe shareholders would not be able to determine with any reasonable certainty exactly what actions or measures the proposal requires.

*See also The Clorox Co.* (avail. Aug. 13, 2012); *Cardinal Health, Inc.* (avail. July 6, 2012) (each concurring with the exclusion under Rule 14a-8(i)(3) of a proposal requesting that the chairman of the board be an independent director in accordance with the "meaning set forth in the New York Stock Exchange . . . listing standards"); *Johnson & Johnson* (avail. Feb. 7, 2003) (concurring with the exclusion of a proposal requesting the adoption of the "Glass Ceiling Commission's" business recommendations without describing the recommendations).

As in the foregoing precedents, the Proposal uses an undefined term in requesting a report involving the use of "ESG risk assessments" because it does not define the term "ESG." The overarching aim of the Proposal is the incorporation of such "ESG risk assessments" into the Company's credit rating methodologies, so the definition of "ESG" is a central aspect of the Proposal, as it governs the critical issue of what types of factors would be included under the Proposal. Notwithstanding the significance of the term "ESG" under the Proposal, stockholders will not know from reading the Proposal and Supporting Statement what type of risk assessment is being proposed since the term "ESG" and the phrase "ESG risk assessments" are not defined in the Proposal or its Supporting Statement.

The use of the term "ESG" to, presumably, refer to environmental, social and governance factors is a term of art with which, as with the reference to "SEC Rule 14a-8(b) eligibility requirements" in the *Dell* precedent cited above, many stockholders would not have any familiarity. Moreover, stockholders are not able to determine the nature of "ESG risk assessments" from the language of the Proposal. Although the introductory sentence of the Proposal describes the Proposal as a "resolution to disclose the company's social, environmental, and government performance," it does not connect this passing reference to the term "ESG." Moreover, the order of these words, if abbreviated, would result in an "SEG" acronym, not "ESG." Also, since the "Resolved" clause does not, as the introductory sentence suggests, request disclosure regarding the Company's "social, environmental, and government [sic] performance," but instead requests a report on the use of ESG risk assessments in the Company's credit rating methodologies, there is no logical connection or relationship between the "ESG" reference in the "Resolved" clause and the phrase used in the first sentence. Finally, stockholders would not learn the meaning of "ESG risk assessments" from, and in fact could be misled by, the discussion in the "Whereas" clauses and the Supporting Statement, which are limited to addressing only a narrow aspect of environmental considerations: climate change and global warming.

As with the unexplained reference to a Commission rule in *Dell* and undefined stock exchange listing standards in *McKesson, Clorox* and *Cardinal Health,* without an understanding of what types of risk assessments would be assessed for incorporation into the Company's credit rating methodologies under the Proposal's requested report, stockholders would be unable to determine what they were being asked to vote upon when considering only the information contained in the Proposal and Supporting Statement. Consistent with the Staff's precedents cited above, the Proposal's failure to provide stockholders with the information necessary to understand the reference to "ESG" results in the Proposal being vague and misleading, and thus excludable in its entirety under Rule 14a-8(i)(3).

**III. The Proposal May Be Excluded Under Rule 14a-8(i)(7) Because It Deals With Matters Related To The Company's Ordinary Business Operations.**

The Proposal may be omitted from the Company's 2014 Proxy Materials pursuant to Rule 14a-8(i)(7) because the Proposal deals with matters related to the Company's ordinary business operations. Rule 14a-8(i)(7) permits a company to omit from its proxy materials a stockholder proposal that relates to the company's "ordinary business" operations. According to the Commission's release accompanying the 1998 amendments to Rule 14a-8, the term "ordinary business" "refers to matters that are not necessarily 'ordinary' in the common meaning of the word," but instead the term "is rooted in the corporate law concept providing management with flexibility in directing certain core matters involving the company's business and operations." Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release"). In the 1998 Release, the Commission stated that the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting," and identified two "central considerations" that underlie this policy. As relevant here, the first consideration is that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." The second consideration, which is also relevant here, "relates to the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment."

A proposal being framed in the form of a request for a report does not change the nature of the proposal. The Commission has stated that a proposal requesting the dissemination of a report may be excludable under Rule 14a-8(i)(7) if the substance of the report is within the ordinary business of the company. *See* Exchange Act Release No. 20091 (Aug. 16, 1983).

As explained below, the Proposal is excludable based on both of the "central considerations" identified in the 1998 Release because it relates to the incorporation of "ESG risk assessments" into the Company's credit rating methodologies. Since the Company's primary business involves the assignment and monitoring of credit ratings, the Proposal relates to the Company's products and services, implicating tasks that are fundamental to management's ability to run the Company on a day-to-day basis—the determination of which factors the Company should consider in developing credit ratings. In addition, the Proposal seeks to "micro-manage" the Company by probing too deeply into matters of a complex nature—specifically, credit rating methodologies—upon which stockholders, as a group, are not in a position to make an informed judgment. Because the Proposal focuses on the products and services offered for sale by the Company, any relation to a significant policy issue, such as a particular ESG issue, is tangential at most and does not remove the Proposal from the Company's ordinary business operations.

*A. The Proposal Concerns The Sale Of Particular Products And Services.*

The Staff consistently has determined that proposals concerning the sale of particular products and services are excludable under Rule 14a-8(i)(7). For example, in *Wells Fargo & Co.* (avail. Jan. 28, 2013), a proposal requested that the company prepare a report discussing the adequacy of the company's policies in addressing the social and financial impacts of the company's direct deposit advance lending service. The company argued that the proposal could be excluded under Rule 14a-8(i)(7) as relating to the company's decision to offer specific lending products and services to its customers, a core feature of the ordinary business of banking. The Staff concurred in the exclusion of the proposal under Rule 14a-8(i)(7), noting in particular that "the proposal relates to the products and services offered for sale by the company." As the Staff further explained, "[p]roposals concerning the sale of particular products and services are generally excludable under [R]ule 14a-8(i)(7)." In *Dominion Resources, Inc.* (avail. Feb. 22, 2011), a proposal requested that the company offer its customers the option of purchasing electricity generated from 100% renewable energy. The proposal's supporting statement referenced the potential dangers of "global warming lawsuits" and claimed that the proposal promoted "environmentally responsible" behavior by the company. In opposing exclusion of the proposal under Rule 14a-8(i)(7), the proponent claimed that the proposal implicated a significant policy issue, namely greenhouse gas reduction. The company argued that any relation to a significant policy issue was tangential, since the proposal focused on the services offered to customers. The Staff concurred that the proposal could be excluded from the company's proxy materials, stating that it "relates to the products and services that the company offers" and that "[p]roposals concerning the sale of particular products and services are generally excludable under [R]ule 14a-8(i)(7)." Similarly, in *Pepco Holdings, Inc.* (avail. Feb. 18, 2011), a proposal stated that the company should aggressively study, implement and pursue the solar market and provide a report to stockholders describing how the company would implement the market opportunities for solar power. The company argued that the proposal related to the company's ordinary business operations, and the Staff concurred, noting that the proposal related to the company's products and services offered for sale and stating that proposals concerning "the sale of particular products and services are generally excludable under [R]ule 14a-8(i)(7)." *See also Wal-Mart Stores, Inc.* (avail. Mar. 30, 2010) (Staff concurred in the exclusion under Rule 14a-8(i)(7) of a proposal requiring the company's stores to stock a minimum ratio of locally-produced food products).

The Company is the parent company of Moody's Investors Services, Inc., which is a leading provider of credit ratings, research and risk analysis. The Company's credit ratings and analysis track debt covering more than 115 countries, 10,000 corporate issuers, 22,000 public finance issuers and 82,000 structured finance obligations. The Company's credit ratings provide predictive opinions on one particular characteristic of an entity—its likelihood to repay debt in a timely manner. In developing credit ratings, the Company applies methodologies that are formulated based on management's review and evaluation of a variety of factors that it considers relevant to creditworthiness, taking into account factors such as the specific characteristics of the debt instrument, the sector and, in some cases, geographic location of the issuer. New credit rating methodologies and proposed changes to existing credit rating methodologies undergo a robust approval process managed by the Company's Credit Policy Group. The Credit Policy Group is also responsible for regularly assessing the appropriateness of existing credit rating methodologies, including any key assumptions they employ. In assessing an issuer's or obligation's creditworthiness, the Company requires its analysts to use its approved methodologies and apply a given methodology in a consistent manner, as determined by the Company.

Determining those factors that are relevant to creditworthiness and how to apply those factors to individual issuers and securities, including whether and under what circumstances to consider ESG risks, goes to the core of the Company's day-to-day business operations. This approach, in which management, based on its expertise and judgment, identifies those factors that it considers relevant to creditworthiness in order to develop ratings methodologies, is consistent with provisions of the federal securities laws applicable to the ratings process. These provisions require the Company to consider those factors, and only those factors, that the Company determines pertain to creditworthiness. *See* Securities Exchange Act § 15E(q)(2)(F) (requiring that "each nationally recognized statistical rating organization include an attestation with any credit rating it issues affirming that no part of the rating was influenced by any other business activities, that the rating was based solely on the merits of the instruments being rated, and that such rating was an independent evaluation of the risks and merits of the instrument").

The Proposal deals with the incorporation of "ESG risk assessments" into the Company's credit rating methodologies. Because the Company is a credit rating agency, credit ratings are the very core of the Company's business. Thus, the Proposal relates to the products and services offered for sale by the Company. Specifically, the Proposal seeks a product or service, namely credit ratings that reflect qualitative and quantitative ESG risk assessments. Consistent with Staff precedent, the Proposal can be excluded under Rule 14a-8(i)(7).

*B. The Proposal Relates To The Policies And Procedures Regarding The Products And Services That The Company Offers.*

In addition to relating to the sale of particular products and services, the Proposal can be excluded under Rule 14a-8(i)(7) because it relates to the policies and procedures regarding the products and services that the Company offers. The Staff has determined that proposals relating to the policies and procedures regarding the products and services that a company offers can be excluded pursuant to Rule 14a-8(i)(7) as relating to the company's ordinary business operations. In *The Walt Disney Co.* (avail. Dec. 22, 2010), a proposal requested that the board of directors direct the company's management to modify its smoking policy so as to not allow children within designated smoking areas of the company's theme parks. The company argued that the proposal could be excluded pursuant to Rule 14a-8(i)(7) because the operation of theme parks constituted one of the company's core lines of business, and the proposal related to the company's ordinary business operations by proscribing the manner in which the company offered this line of business to its customers. The Staff concurred in the exclusion of the proposal under Rule 14a-8(i)(7), noting in particular that "the proposal relates to the policies and procedures regarding the products and services that the company offers."

In addition, Staff precedent establishes that a proposal dictating precise details regarding the manner in which the proposal is to be implemented can be excluded under Rule 14a-8(i)(7) for "micro-managing." For example, in *Amazon.com, Inc.* (avail. Mar. 20, 2013), the proponents requested that the board of directors hold a competition for giving public advice on the voting items in the company's proxy materials. The proposal specified various details regarding the proposed competition, including (1) the date by which the competition would be announced; (2) the requirement for the company to announce "[e]ach entry . . . publicly, promptly after it is received"; (3) the method, timing and manner in which the company would need to provide a list of contestants; and (4) the means by which information would be made available to stockholders. The company argued that the proposal sought "to 'micro-manage' matters of a complex nature upon which shareholders, as a group, are not in a position to make an informed judgment" because "it would be the province of management, and not of shareholders placing a single For or Against vote on the [p]roposal, to determine the specific mechanics of the competition." The proponent claimed that the proposal did not seek to "micro-manage" the company because the subject matter involved choosing and compensating proxy advisors, which involves a business that is "well known and established" to stockholders and which cannot be "considered too complex for them to make an informed judgment." The Staff concurred in the exclusion of the proposal from the company's proxy materials, noting in particular that "[i]n our view, the proposal seeks to micromanage the company to such a degree that exclusion of the proposal is appropriate."

Just as the operation of theme parks is a matter of ordinary business for Disney, the provision of credit ratings is a matter of ordinary business for the Company. Because the Company's subsidiary is a credit rating agency, there is arguably nothing more central to the Company's day-to-day operations than the factors it takes into account in developing its credit ratings and the underlying methodologies. Calculating credit ratings is a highly complex process that represents an integral aspect of the Company's business, and determining the methodologies to use in calculating credit ratings is a task that is fundamental to management's ability to run the Company on a day-to-day basis.

The Proposal, however, seeks to dictate the policies and procedures relating to the Company's credit ratings by specifying in detail the factors the Company should consider in formulating the methodologies it uses to develop credit ratings. In this regard, the Proposal (1) specifies the type of factors to include in the Company's credit rating methodologies; (2) states that such factors should be incorporated both "qualitatively and quantitatively"; (3) provides that the factors should be used in a "uniform, consistent manner"; and (4) requires that such factors should apply "across all firms, sectors, and geographies," in each case regardless of the relevance of such factors with respect to creditworthiness. In this respect, similar to the proposal at issue in *Amazon.com*, the Proposal also seeks to "micro-manage" the Company by probing too deeply into matters of a complex nature upon which the Company's stockholders, as a group, are not in a position to make an informed judgment. Notably, in focusing on details of the Company's credit rating methodologies, the Proposal implicates matters that are likely to be even further outside the province of stockholders than those at issue in *Amazon.com*, which involved a competition for choosing and compensating proxy advisors. The factors that comprise the Company's ratings methodologies cannot, as a practical matter, be subject to direct stockholder oversight. *See* 1998 Release.

Finally, as with any credit rating agency, both the Company's credibility and the credibility of its ratings depend on the quality and the independence of its ratings and of the rating process itself. The Company believes that markets benefit the most when the Company arrives at its ratings through a rigorous and objective review of the information it considers relevant to its assessment of credit risk. Investors and other parties use the ratings of a given rating agency not only because of their predictive content but also because they believe that the ratings reflect the agency's *bona fide* opinion of the creditworthiness of a particular issuer, security or transaction. Accordingly, the Company believes that management must have the ability to determine those factors that are relevant in developing credit ratings methodologies, according to management's best judgment as to the requirements for each type of rating and the market's needs. The independence and integrity of the credit rating process depend on management's ability to do this. For this reason, the importance of basing ratings on "an independent evaluation of the risks and merits of the instrument" is embedded in the federal securities laws. *See* Securities Exchange Act § 15E(q)(2)(F) (discussed above). Likewise, recently adopted rules in the European Union prohibit rating agencies from rating an entity if a 10%-or-greater stockholder of the rating agency also owns 10% or more of the entity to be rated. *See* EU Regulation No. 462/2013 (May 21, 2013). The rationale for these rules is to prevent stockholders from buying stock in a rating agency for the purpose of influencing the ratings process. This is precisely what the Proposal seeks to do by dictating the factors that the Company should consider in formulating its credit rating methodologies.

The Proposal calls for the incorporation of ESG risk assessments into the Company's credit rating methodologies. Because credit ratings are the Company's products and services, the Proposal clearly relates to the policies and procedures regarding the products and services that the Company offers. In addition, listing particular factors to include in credit ratings methodologies, and specifying how those factors should be applied in all circumstances, seeks to micro-manage the Company. Consistent with Staff precedent, the Proposal is thus excludable under Rule 14a-8(i)(7).

*C. The Subject Matter Of The Proposal Does Not Raise A Significant Policy Issue Having A Sufficient Nexus To The Company.*

The Proposal addresses the incorporation of "ESG risk assessments" into credit rating methodologies, and the Supporting Statement makes references to "climate change risks," "global warming" and "green credit guidelines." Despite these references, the subject matter of the Proposal does not raise a significant policy issue while having a sufficient nexus to the Company such that the Proposal can avoid exclusion under Rule 14a-8(i)(7). In Staff Legal Bulletin No. 14E (Oct. 27, 2009) ("SLB 14E") the Staff explained that certain issues can, under certain circumstances, transcend ordinary business matters:

> In those cases in which a proposal's underlying subject matter transcends the day-to-day business matters of the company and raises policy issues so significant that it would be appropriate for a shareholder vote, the proposal generally will not be excludable under Rule 14a-8(i)(7) as long as a sufficient nexus exists between the nature of the proposal and the company. Conversely, in those cases in which a proposal's underlying subject matter involves an ordinary business matter to the company, the proposal generally will be

> excludable under Rule 14a-8(i)(7). In determining whether the subject matter raises significant policy issues and has a sufficient nexus to the company, as described above, we will apply the same standards that we apply to other types of proposals under Rule 14a-8(i)(7).

The Staff has found that, where the subject matter of a proposal has a sufficient nexus to a company and raises a significant policy issue, the proposal cannot be excluded under Rule 14a-8(i)(7). *See Wal-Mart Stores, Inc.* (avail. Mar. 28, 2011) (subject matter of a proposal requesting that the board of directors provide a report disclosing the business risks related to climate change focused on the significant policy issue of climate change and had a clear nexus to the company because it addressed business risks *to the company* as a result of climate change); *Exxon Mobil Corp.* (avail. Mar. 23, 2007) (proposal to adopt quantitative goals for reducing greenhouse gas emissions from the company's products and operations focused on the significant social policy issue of the reduction of greenhouse gas emissions and had a nexus to the company because proposal dealt with emissions from the company's operation's and products). *See also The PNC Financial Services Group, Inc.* (avail. Feb. 13, 2013) (proposal requesting that the board of directors report on the company's assessment of the greenhouse gas emissions resulting from its lending portfolio and its exposure to climate change risk in its lending, investing and financing activities focused on the significant social policy issue of climate change, and there was a nexus to the company because, as in *Wal-Mart (2011)*, the proposal addressed climate change risks to the company and because of the nature of the company's lending criteria and its public statements about climate change).[1]

As explained in SLB 14E, the Staff will analyze "whether the subject matter raises significant policy issues and has a sufficient nexus to the company" when considering whether a proposal can be excluded under Rule 14a-8(i)(7). Where the subject matter of a proposal does not raise a significant policy issue, or where the subject matter raises a significant policy issue but does not have a sufficient nexus to the company, the Staff has found that the proposal can be excluded. In particular, the Staff has found that a proposal can be excluded if it indirectly touches upon a significant policy issue but addresses ordinary business matters involving that issue. For example, in *Exxon Mobil Corp.* (avail. Mar. 6, 2012), a proposal requested a report on the risks posed by the "environmental, social, and economic challenges associated with the oil sands." The company argued that the proposal "seeks a report that would include matters of ordinary business in addition to a significant policy issue—the environment" because it also "encompasses social and economic issues." The Staff concurred in the proposal's exclusion, noting that "the proposal addresses the

---

[1] According to a Commission spokesperson, the *PNC* decision "does not represent a view on the need for the financial sector to consider the issue of climate change," but rather was based on the particular facts surrounding the company's no-action request, "including the nature of [PNC's] own lending criteria and public statements." *See* "PNC May Not Exclude Proposal Seeking Information on Climate Change Risk," 11 Corp. Accountability Rep. 195 (BNA) (Feb. 22, 2013).

'economic challenges' associated with the oil sands and does not, in our view, focus on a significant policy issue." Similarly, in *Dominion Resources, Inc.* (avail. Feb. 3, 2011), a proposal requested that the company promote "stewardship of the environment" by initiating a program to provide financing to home and small business owners for installation of rooftop solar or wind power renewable generation. Even though the proposal touched upon environmental matters, the Staff concluded that the subject matter of the proposal actually related to "the products and services offered for sale by the company" and therefore determined that the proposal could be excluded under Rule 14a-8(i)(7). *See also General Electric Co.* (avail. Jan. 10, 2005) (Staff concurred in the exclusion of a proposal addressing smoking in films that asked the company's compensation committee to include social responsibility and environmental criteria among the goals that executives must meet, and cited a link between compensation and social/environmental responsibility, where the Staff concluded that "although the proposal mentions executive compensation, the thrust and focus of the proposal is on the ordinary business matter of the nature, presentation and content of programming and film production"); *The Walt Disney Co.* (avail. Dec. 15, 2004) (same).

Here, the subject matter of the Proposal is not a significant policy issue that is focused on one or more specific environmental, social or governance concerns relating to the Company. Notably, the Proposal does not address the business risks to the Company associated with climate change (as in *Wal-Mart (2011)* and *PNC*) or the manner in which the Company's products and services involve greenhouse gas emissions (as in *Exxon Mobil (2007)*). Rather, the subject matter of the proposal is whether the Company should take specific factors into consideration in developing its credit ratings. As explained above in parts II.A and II.B, the factors that the Company considers in developing its credit ratings clearly relate to the sale of particular products and services and the Company's policies and procedures regarding the products and services it offers. As reflected in *General Electric* and *Walt Disney (2004)*, simply requesting that a company consider ESG matters is not sufficient to overcome the fact that a proposal ultimately deals with a company's products and services. To the extent the Proposal touches upon any significant policy issue, the relationship between the significant policy issue and the Company's credit rating methodologies is, at most, tangential. *See, e.g., Dominion Resources, Inc.* (avail. Feb. 22, 2011). As with the various proposals at issue in *Exxon Mobil (2012)*, *Dominion Resources, Inc. (Feb. 22, 2011)*, *Pepco Holdings*, and *Dominion Resources (Feb. 3, 2011)*, the Proposal does not involve any subject matter that both raises a significant policy issue and has a nexus to the Company. Accordingly, the Proposal may be excluded under Rule 14a-8(i)(7).

## CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2014 Proxy Materials.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to shareholderproposals@gibsondunn.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8671 or Elizabeth McCarroll, the Company's Assistant General Counsel, at (212) 553-3664.

Sincerely,

Ronald O. Mueller

Enclosure

cc: Elizabeth McCarroll, Moody's Corporation
Andrew Niebler, Calvert Investment Management, Inc.
Gabriel Thoumi, Calvert Investment Management, Inc.

101638453.12

**EXHIBIT A**

Calvert
INVESTMENTS

4550 Montgomery Avenue, Bethesda, MD 20814
301.951.4800 / www.calvert.com

November 4, 2013

Jane Clark
Corporate Secretary
Moody's Corporation, Inc.
7 World Trade Center at 250 Greenwich St
New York, NY 10007

Dear Ms. Clark:

Calvert Investment Management, Inc. ("Calvert"), a registered investment advisor, provides investment advice for the 44 mutual funds sponsored by Calvert Investments, Inc., including 23 funds that apply sustainability criteria. As of October 31, 2013, Calvert had over $12.8 billion in assets under management.

The Calvert Social Index Fund and the Calvert VP S&P 500 Index Portfolio (together, referred to as the Funds, each referred to individually as a Fund) are each beneficial owners of at least $2,000 in market value of securities entitled to be voted at the next shareholder meeting (supporting documentation enclosed). Furthermore, each Fund has held these securities continuously for at least one year, and each Fund intends to continue to own shares in the Company through the date of the 2014 annual meeting of shareholders.

We are notifying you, in a timely manner, that Calvert, on behalf of the Funds, is presenting the enclosed shareholder proposal for vote at the upcoming stockholders meeting. We submit it for inclusion in the proxy statement in accordance with Rule 14a-8 under the Securities Exchange Act of 1934 (17 C.F.R. § 240.14a-8).

As long-standing shareholders, we are filing the enclosed requesting that the Board of Directors provide a report to shareholders on Moody's Corporation, Inc.'s assessment of the feasibility and relevance of incorporating ESG risk assessments qualitatively and quantitatively into all credit rating methodologies conducted by Moody's Corporation, Inc. The purpose of this assessment is to determine how Moody's Corporation, Inc. can provide uniform and consistent ESG risk assessments across all firms, sectors, and geographies so that institutional investors can compare and contrast forward-looking credit rating analyses.

If prior to the annual meeting you agree to the request outlined in the resolution, we believe that this resolution would be unnecessary. Please direct any correspondence to Gabriel Thoumi, CFA, at (301) 961-4759, or contact him via email at gabriel.thoumi@calvert.com.

We appreciate your attention to this matter and look forward to working with you.

Sincerely,

Andrew Niebler, Esq. Assistant Vice President and Assistant Secretary, Calvert Social Index Series, Inc. and Calvert Variable Products, Inc., and Assistant Vice President and Associate General Counsel, Calvert Investment Management Inc.

Enclosures:

Resolution text

State Street letter

Cc: Bennett Freeman, SVP for Social Research and Policy, Calvert Investment Management, Inc.
Stu Dalheim, VP, Shareholder Advocacy, Calvert Investment Management, Inc.
Gabriel Thoumi, CFA, Sr. Sustainability Analyst, Calvert Investment Management, Inc.
James Lee, Sr. Securities Analyst High Yield, Calvert Investment Management, Inc.

STATE STREET.
*For Everything You Invest In*

Master Trust Services
P.O. Box 1992
Boston, MA 02105-1992

November 1, 2013

Calvert Investment Management, Inc.
4550 Montgomery Avenue, Suite 1000N
Bethesda, MD 20814

To Whom It May Concern:

This letter is to confirm that as of October 31, 2013 the Calvert Funds listed below held the indicated amount of shares of the stock of Moody's Corp (Cusip 615369105). Also the funds held the amount of shares indicated continuously since 10/31/2012.

| Fund | Fund Name | Cusip | Shares as of 10/31/2013 | Shares held continuously since 10/31/2012 |
|---|---|---|---|---|
| ***FISMA & OMB Memorandum M-07-16*** | CALVERT SOCIAL INDEX FUND | 615369105 | 4,475 | 3,746 |
| ***FISMA & OMB Memorandum M-07-16*** | CALVERT VP S&P 500 INDEX PORTFOLIO | 615369105 | 4,124 | 4,124 |

Please feel free to contact me if you need any further information.

Sincerely,

Brian McAnern
Assistant Vice President
State Street Bank and Trust Company

Calvert Asset Management's resolution to disclose the company's social, environmental, and government performance:

WHEREAS:

The U.S. Securities and Exchange Commission (SEC) registers Moody's Corporation as a Nationally Recognized Statistical Rating Organization (NRSRO) which permits other financial institutions and relevant stakeholders to refer to Moody's Corporation's analyses for certain regulatory purposes given Moody's Corporation's role assessing the creditworthiness of an obligor as an entity or with respect to specific securities or money market instruments. Moody's Corporation, in these assessments, determines the qualitative and quantitative creditworthiness' materiality on a variety of metrics, including evidence for and understanding the role of off-balance sheet metrics. Given that:

- The SEC considers climate change risks material;
- The Intergovernmental Panel on Climate Change and the International Energy Agency have stated that, in order to achieve the international goal of limiting global warming to 2°C, the world will need to live within a set carbon budget financed through capital markets;
- As indicated by the more than 1200 signatory members of the Principles for Responsible Investment, including financial services industry ratings agencies, and others such as MSCI and Morningstar, representing over $35 trillion in assets under management, institutional investors are concerned about the qualitative and quantitative materiality of ESG considerations in evaluating and comparing risk across the credit markets; and
- S&P, Moody's Corporation competitor, recently updated its overall credit rating methodologies for assessing management and governance credit factors to now qualitatively and quantitatively incorporate systematic approaches to including ESG risks incorporated into traditional governance factors;

Furthermore, in a recent Institutional Investors Group on Climate Change survey, asset managers who manage greater than USD $14 trillion stated that 69% considered climate change a material risk that influenced their selection decisions. CDP (formerly Carbon Disclosure Project) supports 722 institutional investors holding US$ 87 trillion in assets in revealing the climate risk in their investment portfolios. Finally, sovereigns globally are incorporated green credit guidelines into their required procedures with the China Banking Regulatory Commission now requiring lending in China to follow green credit guidelines.

BE IT RESOLVED
Shareholders request that the Board of Directors report to shareholders, at reasonable cost and omitting proprietary information, Moody's Corporation, Inc.'s assessment of the feasibility and relevance of incorporating ESG risk assessments qualitatively and quantitatively into all credit rating methodologies conducted by Moody's Corporation in a uniform, consistent manner across all firms, sectors, and geographies so that institutional investors can compare and contrast forward-looking credit rating analyses.

Supporting statement:

Moody's Corporation should demonstrate its market and ethical leadership by incorporating ESG risk assessments qualitatively and quantitatively into all credit rating methodologies conducted by Moody's Corporation. Such assessments should be done in a uniform, consistent manner across all firms, sectors, and geographies so that institutional investors can compare and contrast forward-looking credit rating analyses to improve their valuations of an obligor as an entity or with respect to specific securities or money market instruments.

**<u>EXHIBIT B</u>**

GIBSON DUNN

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Ronald O. Mueller
Direct: +1 202.955.8671
Fax: +1 202.530.9569
RMueller@gibsondunn.com

November 14, 2013

***VIA OVERNIGHT MAIL AND E-MAIL***

Andrew Niebler, Esq.
Assistant Vice President and Associate General Counsel
Calvert Investment Management, Inc.
4550 Montgomery Avenue
Bethesda, MD 20814

Dear Mr. Niebler:

I am writing on behalf of Moody's Corporation (the "Company"), which received on November 5, 2013 the stockholder proposal you submitted on behalf of the Calvert Social Index Fund and the Calvert VP S&P 500 Index Portfolio (the "Funds") pursuant to Securities and Exchange Commission ("SEC") Rule 14a-8 for inclusion in the proxy statement for the Company's 2014 Annual Meeting of Stockholders (the "Proposal").

The Proposal contains certain procedural deficiencies, which SEC regulations require us to bring to your attention. Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), provides that stockholder proponents must submit sufficient proof of their continuous ownership of at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the stockholder proposal was submitted. The Company's stock records do not indicate that the Funds are the record owners of sufficient shares to satisfy this requirement. In addition, to date we have not received adequate proof that the Funds have satisfied Rule 14a-8's ownership requirements as of the date that the Proposal was submitted to the Company. The letter you provided from State Street Bank and Trust Company is insufficient because it does not verify continuous ownership of Company shares for the full one-year period preceding and including the date that the Proposal was submitted to the Company (November 4, 2013). Specifically, the letter establishes the Funds' ownership of the Company's shares as of October 31, 2013, rather than as of the date that the Proposal was submitted.

To remedy this defect, each of the Funds must obtain a new proof of ownership letter verifying its continuous ownership of the requisite number of Company shares for the one-year period preceding and including the date the Proposal was submitted to the Company (November 4, 2013). As explained in Rule 14a-8(b) and in SEC staff guidance, sufficient proof must be in the form of:

(1) a written statement from the "record" holder of the Funds' shares (usually a broker or a bank) verifying that each of the Funds continuously held the requisite number of

Company shares for the one-year period preceding and including the date the Proposal was submitted (November 4, 2013); or

(2) if the Funds have filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting their ownership of the requisite number of Company shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that the Funds continuously held the requisite number of Company shares for the one-year period.

If the Funds intend to demonstrate ownership by submitting a written statement from the "record" holder of their shares as set forth in (1) above, please note that most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency that acts as a securities depository (DTC is also known through the account name of Cede & Co.). Under SEC Staff Legal Bulletin No. 14F, only DTC participants are viewed as record holders of securities that are deposited at DTC. You can confirm whether the Funds' broker or bank is a DTC participant by asking the broker or bank or by checking DTC's participant list, which is available at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf. In these situations, stockholders need to obtain proof of ownership from the DTC participant through which the securities are held, as follows:

(1) If the Funds' broker or bank is a DTC participant, then each of the Funds needs to submit a written statement from its broker or bank verifying that the Fund continuously held the requisite number of Company shares for the one-year period preceding and including the date the Proposal was submitted (November 4, 2013).

(2) If the Funds' broker or bank is not a DTC participant, then each of the Funds needs to submit proof of ownership from the DTC participant through which the shares are held verifying that the Fund continuously held the requisite number of Company shares for the one-year period preceding and including the date the Proposal was submitted (November 4, 2013). You should be able to find out the identity of the DTC participant by asking the Funds' broker or bank. If the Funds' broker is an introducing broker, you may also be able to learn the identity and telephone number of the DTC participant through the Funds' account statements, because the clearing broker identified on the account statements will generally be a DTC participant. If the DTC participant that holds the Funds' shares is not able to confirm the Funds' holdings but is able to confirm the holdings of the Funds' broker or bank, then each of the Funds needs to satisfy the proof of ownership requirements by obtaining and submitting two proof of ownership statements verifying that, for the one-year period preceding and including the date the Proposal was submitted (November 4, 2013), the requisite number of Company shares were continuously held: (i) one from the Fund's

broker or bank confirming the Fund's ownership, and (ii) the other from the DTC participant confirming the broker or bank's ownership.

In addition, under Rule 14a-8(b), a stockholder proponent must provide the company with a written statement that the proponent intends to continue to hold the requisite number of shares through the date of the stockholders' meeting at which the proposal will be voted on by the stockholders. Although your letter purports to provide such a statement, the statement is insufficient because it indicates only that each of the Funds intends to own an unspecified number of Company shares through the date of the 2014 Annual Meeting of Stockholders. To remedy this defect, each of the Funds must submit a written statement that each intends to continue holding the requisite number of Company shares through the date of the Company's 2014 Annual Meeting of Stockholders.

Finally, Rule 14a-8(d) of the Exchange Act requires that any stockholder proposal, including any accompanying supporting statement, not exceed 500 words. The Proposal, including the supporting statement, exceeds 500 words. In reaching this conclusion, we have counted symbols as words and have counted numbers, acronyms and hyphenated terms as multiple words. To remedy this defect, the Funds must revise the Proposal so that it does not exceed 500 words.

* * *

The SEC's rules require that any response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to me at 1050 Connecticut Avenue, N.W., Washington, D.C. 20036. Alternatively, you may transmit any response by facsimile to me at (202) 530-9569.

If you have any questions with respect to the foregoing, please contact me at (202) 955-8671. For your reference, I enclose a copy of Rule 14a-8 and Staff Legal Bulletin No. 14F.

Sincerely,

Ronald O. Mueller

cc: Gabriel Thoumi, CFA, Calvert Investment Management, Inc.

Enclosures

## Rule 14a-8 – Shareholder Proposals

---

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

> (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.
>
> (2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:
>
> > (i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or
> >
> > (ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d–101), Schedule 13G (§240.13d–102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:
> >
> > > (A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal?

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10–Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d–1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a–8 and provide you with a copy under Question 10 below, §240.14a–8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal?

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

(1) *Improper under state law:* If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

*Note to paragraph (i)(1):* Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

*Note to paragraph (i)(2):* We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections:* If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

*Note to paragraph (i)(9):* A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

*Note to paragraph (i)(10):* A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S–K (§229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by §240.14a–21(b) of this chapter a single year ( i.e., one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by §240.14a–21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal?

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments? Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a–9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a–6.

**Division of Corporation Finance**
**Securities and Exchange Commission**

## Shareholder Proposals

### Staff Legal Bulletin No. 14F (CF)

**Action:** Publication of CF Staff Legal Bulletin

**Date:** October 18, 2011

**Summary:** This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

**Supplementary Information:** The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

**Contacts:** For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

### A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- Brokers and banks that constitute "record" holders under Rule 14a-8 (b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- Common errors shareholders can avoid when submitting proof of ownership to companies;
- The submission of revised proposals;
- Procedures for withdrawing no-action requests regarding proposals submitted by multiple proponents; and
- The Division's new process for transmitting Rule 14a-8 no-action responses by email.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB

No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D and SLB No. 14E.

**B. The types of brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8**

**1. Eligibility to submit a proposal under Rule 14a-8**

To be eligible to submit a shareholder proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. The shareholder must also continue to hold the required amount of securities through the date of the meeting and must provide the company with a written statement of intent to do so.[1]

The steps that a shareholder must take to verify his or her eligibility to submit a proposal depend on how the shareholder owns the securities. There are two types of security holders in the U.S.: registered owners and beneficial owners.[2] Registered owners have a direct relationship with the issuer because their ownership of shares is listed on the records maintained by the issuer or its transfer agent. If a shareholder is a registered owner, the company can independently confirm that the shareholder's holdings satisfy Rule 14a-8(b)'s eligibility requirement.

The vast majority of investors in shares issued by U.S. companies, however, are beneficial owners, which means that they hold their securities in book-entry form through a securities intermediary, such as a broker or a bank. Beneficial owners are sometimes referred to as "street name" holders. Rule 14a-8(b)(2)(i) provides that a beneficial owner can provide proof of ownership to support his or her eligibility to submit a proposal by submitting a written statement "from the 'record' holder of [the] securities (usually a broker or bank)," verifying that, at the time the proposal was submitted, the shareholder held the required amount of securities continuously for at least one year.[3]

**2. The role of the Depository Trust Company**

Most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency acting as a securities depository. Such brokers and banks are often referred to as "participants" in DTC.[4] The names of these DTC participants, however, do not appear as the registered owners of the securities deposited with DTC on the list of shareholders maintained by the company or, more typically, by its transfer agent. Rather, DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants. A company can request from DTC a "securities position listing" as of a specified date, which identifies the DTC participants having a position in the company's securities and the number of securities held by each DTC participant on that date.[5]

**3. Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8**

In *The Hain Celestial Group, Inc.* (Oct. 1, 2008), we took the position that an introducing broker could be considered a "record" holder for purposes of Rule 14a-8(b)(2)(i). An introducing broker is a broker that engages in sales and other activities involving customer contact, such as opening customer accounts and accepting customer orders, but is not permitted to maintain custody of customer funds and securities.[6] Instead, an introducing broker engages another broker, known as a "clearing broker," to hold custody of client funds and securities, to clear and execute customer trades, and to handle other functions such as issuing confirmations of customer trades and customer account statements. Clearing brokers generally are DTC participants; introducing brokers generally are not. As introducing brokers generally are not DTC participants, and therefore typically do not appear on DTC's securities position listing, *Hain Celestial* has required companies to accept proof of ownership letters from brokers in cases where, unlike the positions of registered owners and brokers and banks that are DTC participants, the company is unable to verify the positions against its own or its transfer agent's records or against DTC's securities position listing.

In light of questions we have received following two recent court cases relating to proof of ownership under Rule 14a-8[7] and in light of the Commission's discussion of registered and beneficial owners in the Proxy Mechanics Concept Release, we have reconsidered our views as to what types of brokers and banks should be considered "record" holders under Rule 14a-8(b)(2)(i). Because of the transparency of DTC participants' positions in a company's securities, we will take the view going forward that, for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as "record" holders of securities that are deposited at DTC. As a result, we will no longer follow *Hain Celestial*.

We believe that taking this approach as to who constitutes a "record" holder for purposes of Rule 14a-8(b)(2)(i) will provide greater certainty to beneficial owners and companies. We also note that this approach is consistent with Exchange Act Rule 12g5-1 and a 1988 staff no-action letter addressing that rule,[8] under which brokers and banks that are DTC participants are considered to be the record holders of securities on deposit with DTC when calculating the number of record holders for purposes of Sections 12(g) and 15(d) of the Exchange Act.

Companies have occasionally expressed the view that, because DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants, only DTC or Cede & Co. should be viewed as the "record" holder of the securities held on deposit at DTC for purposes of Rule 14a-8(b)(2)(i). We have never interpreted the rule to require a shareholder to obtain a proof of ownership letter from DTC or Cede & Co., and nothing in this guidance should be construed as changing that view.

*How can a shareholder determine whether his or her broker or bank is a DTC participant?*

Shareholders and companies can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf.

*What if a shareholder's broker or bank is not on DTC's participant list?*

The shareholder will need to obtain proof of ownership from the DTC participant through which the securities are held. The shareholder should be able to find out who this DTC participant is by asking the shareholder's broker or bank.[9]

If the DTC participant knows the shareholder's broker or bank's holdings, but does not know the shareholder's holdings, a shareholder could satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year – one from the shareholder's broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

*How will the staff process no-action requests that argue for exclusion on the basis that the shareholder's proof of ownership is not from a DTC participant?*

The staff will grant no-action relief to a company on the basis that the shareholder's proof of ownership is not from a DTC participant only if the company's notice of defect describes the required proof of ownership in a manner that is consistent with the guidance contained in this bulletin. Under Rule 14a-8(f)(1), the shareholder will have an opportunity to obtain the requisite proof of ownership after receiving the notice of defect.

**C. Common errors shareholders can avoid when submitting proof of ownership to companies**

In this section, we describe two common errors shareholders make when submitting proof of ownership for purposes of Rule 14a-8(b)(2), and we provide guidance on how to avoid these errors.

First, Rule 14a-8(b) requires a shareholder to provide proof of ownership that he or she has "continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal" (emphasis added).[10] We note that many proof of ownership letters do not satisfy this requirement because they do not verify the shareholder's beneficial ownership for the entire one-year period preceding and including the date the proposal is submitted. In some cases, the letter speaks as of a date *before* the date the proposal is submitted, thereby leaving a gap between the date of the verification and the date the proposal is submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the shareholder's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Second, many letters fail to confirm continuous ownership of the securities. This can occur when a broker or bank submits a letter that confirms the shareholder's beneficial ownership only as of a specified date but omits any reference to continuous ownership for a one-year period.

We recognize that the requirements of Rule 14a-8(b) are highly prescriptive and can cause inconvenience for shareholders when submitting proposals. Although our administration of Rule 14a-8(b) is constrained by the terms of the rule, we believe that shareholders can avoid the two errors highlighted above by arranging to have their broker or bank provide the required verification of ownership as of the date they plan to submit the proposal using the following format:

> "As of [date the proposal is submitted], [name of shareholder] held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities]."[11]

As discussed above, a shareholder may also need to provide a separate written statement from the DTC participant through which the shareholder's securities are held if the shareholder's broker or bank is not a DTC participant.

**D. The submission of revised proposals**

On occasion, a shareholder will revise a proposal after submitting it to a company. This section addresses questions we have received regarding revisions to a proposal or supporting statement.

**1. A shareholder submits a timely proposal. The shareholder then submits a revised proposal before the company's deadline for receiving proposals. Must the company accept the revisions?**

Yes. In this situation, we believe the revised proposal serves as a replacement of the initial proposal. By submitting a revised proposal, the shareholder has effectively withdrawn the initial proposal. Therefore, the shareholder is not in violation of the one-proposal limitation in Rule 14a-8 (c).[12] If the company intends to submit a no-action request, it must do so with respect to the revised proposal.

We recognize that in Question and Answer E.2 of SLB No. 14, we indicated that if a shareholder makes revisions to a proposal before the company submits its no-action request, the company can choose whether to accept the revisions. However, this guidance has led some companies to believe that, in cases where shareholders attempt to make changes to an initial proposal, the company is free to ignore such revisions even if the revised proposal is submitted before the company's deadline for receiving shareholder proposals. We are revising our guidance on this issue to make clear that a company may not ignore a revised proposal in this situation.[13]

**2. A shareholder submits a timely proposal. After the deadline for receiving proposals, the shareholder submits a revised proposal. Must the company accept the revisions?**

No. If a shareholder submits revisions to a proposal after the deadline for receiving proposals under Rule 14a-8(e), the company is not required to accept the revisions. However, if the company does not accept the revisions, it must treat the revised proposal as a second proposal and submit a notice stating its intention to exclude the revised proposal, as required by Rule 14a-8(j). The company's notice may cite Rule 14a-8(e) as the reason for excluding the revised proposal. If the company does not accept the revisions and intends to exclude the initial proposal, it would also need to submit its reasons for excluding the initial proposal.

**3. If a shareholder submits a revised proposal, as of which date must the shareholder prove his or her share ownership?**

A shareholder must prove ownership as of the date the original proposal is submitted. When the Commission has discussed revisions to proposals,[14] it has not suggested that a revision triggers a requirement to provide proof of ownership a second time. As outlined in Rule 14a-8(b), proving ownership includes providing a written statement that the shareholder intends to continue to hold the securities through the date of the shareholder meeting. Rule 14a-8(f)(2) provides that if the shareholder "fails in [his or her] promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of [the same shareholder's] proposals from its proxy materials for any meeting held in the following two calendar years." With these provisions in mind, we do not interpret Rule 14a-8 as requiring additional proof of ownership when a shareholder submits a revised proposal.[15]

**E. Procedures for withdrawing no-action requests for proposals submitted by multiple proponents**

We have previously addressed the requirements for withdrawing a Rule 14a-8 no-action request in SLB Nos. 14 and 14C. SLB No. 14 notes that a company should include with a withdrawal letter documentation demonstrating that a shareholder has withdrawn the proposal. In cases where a proposal submitted by multiple shareholders is withdrawn, SLB No. 14C states that, if each shareholder has designated a lead individual to act on its behalf and the company is able to demonstrate that the individual is authorized to act on behalf of all of the proponents, the company need only provide a letter from that lead individual indicating that the lead individual is withdrawing the proposal on behalf of all of the proponents.

Because there is no relief granted by the staff in cases where a no-action request is withdrawn following the withdrawal of the related proposal, we recognize that the threshold for withdrawing a no-action request need not be overly burdensome. Going forward, we will process a withdrawal request if the company provides a letter from the lead filer that includes a representation that the lead filer is authorized to withdraw the proposal on behalf of each proponent identified in the company's no-action request.[16]

**F. Use of email to transmit our Rule 14a-8 no-action responses to companies and proponents**

To date, the Division has transmitted copies of our Rule 14a-8 no-action responses, including copies of the correspondence we have received in connection with such requests, by U.S. mail to companies and proponents. We also post our response and the related correspondence to the Commission's website shortly after issuance of our response.

In order to accelerate delivery of staff responses to companies and proponents, and to reduce our copying and postage costs, going forward, we intend to transmit our Rule 14a-8 no-action responses by email to companies and proponents. We therefore encourage both companies and proponents to include email contact information in any correspondence to each other and to us. We will use U.S. mail to transmit our no-action response to any company or proponent for which we do not have email contact information.

Given the availability of our responses and the related correspondence on the Commission's website and the requirement under Rule 14a-8 for companies and proponents to copy each other on correspondence submitted to the Commission, we believe it is unnecessary to transmit copies of the related correspondence along with our no-action response. Therefore, we intend to transmit only our staff response and not the correspondence we receive from the parties. We will continue to post to the Commission's website copies of this correspondence at the same time that we post our staff no-action response.

---

[1] *See* Rule 14a-8(b).

[2] For an explanation of the types of share ownership in the U.S., see Concept Release on U.S. Proxy System, Release No. 34-62495 (July 14, 2010) [75 FR 42982] ("Proxy Mechanics Concept Release"), at Section II.A. The term "beneficial owner" does not have a uniform meaning under the federal securities laws. It has a different meaning in this bulletin as compared to "beneficial owner" and "beneficial ownership" in Sections 13 and 16 of the Exchange Act. Our use of the term in this bulletin is not intended to suggest that registered owners are not beneficial owners for purposes of those Exchange Act provisions. *See* Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Release No. 34-12598 (July 7, 1976) [41 FR 29982], at n.2 ("The term 'beneficial owner' when used in the context of the proxy rules, and in light of the purposes of those rules, may be interpreted to have a broader meaning than it would for certain other purpose[s] under the federal securities laws, such as reporting pursuant to the Williams Act.").

[3] If a shareholder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 reflecting ownership of the required amount of shares, the shareholder may instead prove ownership by submitting a copy of such filings and providing the additional information that is described in Rule 14a-8(b)(2)(ii).

[4] DTC holds the deposited securities in "fungible bulk," meaning that there are no specifically identifiable shares directly owned by the DTC participants. Rather, each DTC participant holds a pro rata interest or position in the aggregate number of shares of a particular issuer held at DTC. Correspondingly, each customer of a DTC participant – such as an individual investor – owns a pro rata interest in the shares in which the DTC participant has a pro rata interest. *See* Proxy Mechanics Concept Release, at Section II.B.2.a.

[5] *See* Exchange Act Rule 17Ad-8.

[6] *See* Net Capital Rule, Release No. 34-31511 (Nov. 24, 1992) [57 FR 56973] ("Net Capital Rule Release"), at Section II.C.

[7] *See KBR Inc. v. Chevedden*, Civil Action No. H-11-0196, 2011 U.S. Dist. LEXIS 36431, 2011 WL 1463611 (S.D. Tex. Apr. 4, 2011); *Apache Corp. v. Chevedden,* 696 F. Supp. 2d 723 (S.D. Tex. 2010). In both cases, the court concluded that a securities intermediary was not a record holder for purposes of Rule 14a-8(b) because it did not appear on a list of the company's non-objecting beneficial owners or on any DTC securities position listing, nor was the intermediary a DTC participant.

[8] *Techne Corp.* (Sept. 20, 1988).

[9] In addition, if the shareholder's broker is an introducing broker, the shareholder's account statements should include the clearing broker's identity and telephone number. *See* Net Capital Rule Release, at Section II.C.(iii). The clearing broker will generally be a DTC participant.

[10] For purposes of Rule 14a-8(b), the submission date of a proposal will generally precede the company's receipt date of the proposal, absent the use of electronic or other means of same-day delivery.

[11] This format is acceptable for purposes of Rule 14a-8(b), but it is not mandatory or exclusive.

[12] As such, it is not appropriate for a company to send a notice of defect for multiple proposals under Rule 14a-8(c) upon receiving a revised proposal.

[13] This position will apply to all proposals submitted after an initial proposal but before the company's deadline for receiving proposals, regardless of whether they are explicitly labeled as "revisions" to an initial proposal, unless the shareholder affirmatively indicates an intent to submit a second, *additional* proposal for inclusion in the company's proxy materials. In that case, the company must send the shareholder a notice of defect pursuant to Rule 14a-8(f)(1) if it intends to exclude either proposal from its proxy materials in reliance on Rule 14a-8(c). In light of this guidance, with respect to proposals or revisions received before a company's deadline for submission, we will no longer follow *Layne Christensen Co.* (Mar. 21, 2011) and other prior staff no-action letters in which we took the view that a proposal would violate the Rule 14a-8(c) one-proposal limitation if such proposal is submitted to a company after the company has either submitted a Rule 14a-8 no-action request to exclude an earlier proposal submitted by the same proponent or notified the proponent that the earlier proposal was excludable under the rule.

[14] *See, e.g.*, Adoption of Amendments Relating to Proposals by Security Holders, Release No. 34-12999 (Nov. 22, 1976) [41 FR 52994].

[15] Because the relevant date for proving ownership under Rule 14a-8(b) is the date the proposal is submitted, a proponent who does not adequately prove ownership in connection with a proposal is not permitted to submit another proposal for the same meeting on a later date.

[16] Nothing in this staff position has any effect on the status of any

shareholder proposal that is not withdrawn by the proponent or its authorized representative.

*http://www.sec.gov/interps/legal/cfslb14f.htm*

GIBSON DUNN

**EXHIBIT D**

4550 Montgomery Ave.
Suite 1125N
Bethesda, MD 20814
301-961-4749
www.calvert.com

**Calvert Investments, Inc.**

# Fax

| | | | |
|---|---|---|---|
| **To:** | Mr. Ronald Meuller | **Fax:** | 202-530-4224 |
| **From:** | Heather Robinson | **Date:** | November 25, 2013 |
| **Re:** | Moody's Corp Letter, re: Calvert Stockholder Proposal | **Pages:** | 3 including cover letter |
| **Cc:** | Kasey Levit Robinson | | |

☐ **Urgent** ☒ **For Review** ☐ **Please Comment** ☐ **Please Reply** ☐ **Please Recycle**

Please confirm receipt of this faxed letter via email to heather.robinson@calvert.com.

Calvert
INVESTMENTS

4550 Montgomery Avenue, Bethesda, MD 20814
301.951.4800 / www.calvert.com

November 25, 2013

VIA FACSIMILE AND OVERNIGHT MAIL

Ronald O. Meuller
Gibson, Dunn & Crutcher, LLP
1050 Connecticut Avenue, N.W.
Washington, D.C. 20036-5306

Dear Mr. Mueller:

In response to your request received by Calvert on November 14, 2013, please see the enclosed letter from State Street Bank and Trust Company (a DTC participant), which shows that the Calvert Social Index Fund and the Calvert VP S&P 500 Index Portfolio (together, referred to as the Funds, each referred to individually as a Fund) are each beneficial owners of at least $2,000 in market value of securities entitled to be voted at the next shareholder meeting. Furthermore, each Fund held the securities continuously for at least one year at the time the shareholder proposal was submitted, and each Fund intends to continue to own the requisite number of shares in the Company through the date of the 2014 annual meeting of shareholders.

Please contact Stu Dalheim, at 301-961-4762, or contact him via email at stu.dalheim@calvert.com if you have any further questions regarding this matter.

Sincerely,

Ivy Wafford Duke

Ivy Wafford Duke, Esq.
Assistant Secretary, Calvert Social Index Series, Inc. and Calvert Variable Products, Inc.
Assistant Vice President and Deputy General Counsel, Calvert Investment Management, Inc.

Enclosures:

State Street letter

**STATE STREET.**

Investment Services
P.O. Box 5607
Boston, MA 02110

November 20, 2013

Calvert Investment Management, Inc.
4550 Montgomery Avenue, Suite 1000N
Bethesda, MD 20814

To Whom It May Concern:

This letter is to confirm that as of November 14, 2013 the Calvert Funds listed below held the indicated amount of shares of the stock of MOODY'S CORP. (Cusip 615369105). Also the funds held the amount of shares indicated continuously since 10/15/2012.

| Fund | Fund Name | CUSIP Number | Security Name | Shares/Par Value 11/14/2013 | Shares Held Since 10/15/2012 |
|---|---|---|---|---|---|
| FISMA & OMB Memorandum M-07 | CALVERT SOCIAL INDEX FUND | 615369105 | MOODY'S CORP. | 4,475 | 3,746 |
| FISMA & OMB Memorandum M-07 | CALVERT VP S&P 500 INDEX PORTFOLIO | 615369105 | MOODY'S CORP. | 4,124 | 4,124 |

Please feel free to contact me if you need any further information.

Sincerely,

Carlos Ferreira
Account Manager
State Street Bank and Trust Company

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